EXHIBIT 12

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Six Months Ended
	June 27, 2010	June 27, 2009

	(In thousands, except ratios)
Earnings (loss):
Loss from continuing operations before income taxes	$(45,583)	$(2,293)
Add: Total fixed charges	62,321	94,756
Less: Interest capitalized	(195)	990

Total earnings	$16,933	$91,473

Fixed charges:
Interest charges	$54,341	$86,277
Portion of noncancelable lease expense representative of the interest factor	7,980	8,479

Total fixed charges	$62,321	$94,756

Ratio of earnings to fixed charges	(a )	(b	)

(a)	Earnings were insufficient to cover fixed charges by $45,388.
(b)	Earnings were insufficient to cover fixed charges by $3,283.